

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 24, 2009

Michael Allan English, President
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

RE: **Numbeer, Inc.**
        Form 8-K dated August 3, 2009
        Filed August 12, 2009
        File No. 333-153172

Dear Mr. English:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief